March 9, 2020

Brian R. Kahn
President, Chief Executive Officer and Director
Franchise Group, Inc.
1716 Corporate Landing Parkway
Virginia Beach, Virginia 23454

       Re: Franchise Group, Inc.
           Registration Statement on Form S-3
           Response dated February 28, 2020
           File No. 333-236211

Dear Mr. Kahn:

        We have reviewed your February 28, 2020 response to our comment letter regarding your registration statement on Form S-3 and have the following comment.

       Please respond to this letter by amending your registration statement. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 14, 2020 letter.

Response letter dated February 28, 2020

General

1. We note your response to our prior comment 1. In addition to the language you propose to include in an amendment to your Form S-3, please also state whether you intend that the provision apply to actions arising under the Securities Act. Please also include risk factor disclosure in your prospectus regarding any risks or impacts of the provision on investors, such as increased costs to bring claims, limits on investors' ability to bring a claim in a judicial forum that they find favorable, and the application of the provision to claims under the federal securities laws.
       You may contact Ron Alper at 202-551-3329 or Pamela Long at 202-551-3765 with any questions.
 Brian R. Kahn
Franchise Group, Inc.
March 9, 2020
Page 2

                                     Sincerely,
FirstName LastNameBrian R. Kahn
                                     Division of Corporation Finance
Comapany NameFranchise Group, Inc.
                                     Office of Real Estate & Construction
March 9, 2020 Page 2
cc:       David W. Ghegan
FirstName LastName